Exemption number: 82 4639

KGHM Polska Miedź S.A.

03 JAN 28 ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	Division of Corporation Finance		
Firm:	United States Securities and Exc[redacted]	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Wojciec Director,	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205
	Announc 03003469 ired statutory authorities		
		Date:	29 January 2003
	Number of pages (including this one):		2

Current report 09/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 28 January 2003 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A., an agreement for the sale of 8 mm copper wire rod in 2003.
The value of sales revenues may vary within a range of appx. USD 104.346 mln, i.e. PLN 401.534 mln, to appx. USD 142.146 mln, i.e. PLN 546.992 mln.
The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A., over the last 12 months, ranges from PLN 421.186 mln to PLN 566.644 mln.

We also wish to announce that on 28 January 2003 KGHM Polska Miedź S.A. also signed, together with Tele-Fonika KFK S.A., an agreement for the sale of 8 mm copper wire rod in 2003.
The value of sales revenues may vary within a range of appx. USD 66.924 mln USD, i.e. PLN 257.530 mln, to appx. USD 92.124 mln, i.e. PLN 354.502 mln.
The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A., over the last 12 months, ranges from PLN 283.204 mln to PLN 380.176 mln.

The value of revenues from these agreements entered into on 28 January 2003 was estimated based on quotations on the London Metal Exchange on 27 January 2003 and the PLN/USD exchange rate of the National Bank of Poland from 27 January 2003, as well as to the degree of use of options.

The criteria used for describing the agreement as significant is that its value exceeds 10% of the shareholders' funds of the Company.

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

dlw 2/3

Legal basis:

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak